XKW 3/11/14

14046644

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2014
Washington DC
404

SEC FILE NUMBER
8 – 50975

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

ODDO SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 EAST 52ND STREET , 9th Floor
(No. And Street)

NEW YORK, (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PHILIPPE BOUCLAINVILLE (212) 481-4002
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor (Address) NEW YORK (City) NY (State) 10018 (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

3/18/14

OATH OR AFFIRMATION

I, PHILIPPE BOUCLAINVILLE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ODDO SECURITIES CORPORATION, as of DECEMBER 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CLORISE BEASLEY
Notary Public - State of New York
NO. 01BE6125044
Qualified in Bronx County
My Commission Expires 04/04/2017

SWORN TO BEFORE ME THIS
DAY OF 26th February **20**14
STATE OF NEW YORK
COUNTY OF New York }SS

Clorise Beasley
Notary Public

Signature

VICE PRESIDENT & COO
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA
ANTHONY CHRYSIKOS, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-575-5159
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholder of
ODDO Securities Corporation:

We have audited the accompanying statement of financial condition of ODDO Securities Corporation (the "Company") as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of this financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in this financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of this financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of this financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of this financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of ODDO Securities Corporation as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

New York, New York
February 19, 2014

ODDO SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash and cash equivalents	$ 9,483,856
Due from parent	1,136,152
Equipment and leasehold improvements, (net of accumulated depreciation and amortization of $637,144)	46,055
Deferred tax asset	250,558
Security deposit	80,266
Other assets	57,243
TOTAL ASSETS	$ 11,054,130

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable	$ 56,683
Taxes payable	212,831
Accrued expenses and other liabilities	763,581
Deferred rent payable	7,834
Total Liabilities	1,040,929
Stockholder's equity:	
Common stock, no par value, 200 shares authorized, 1 share issued and outstanding	
Additional paid-in capital	2,749,911
Retained earnings	7,263,290
Total stockholder's equity	10,013,201
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 11,054,130

The accompanying notes are an integral part of this financial statement.

ODDO SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2013

NOTE 1. ORGANIZATION AND BUSINESS

ODDO Securities Corporation (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. The Company engages primarily in brokerage and investment advisory services with respect to European securities. The Company is a wholly owned subsidiary of ODDO & Cie (the "Parent").

The Company acts as an agent for customers in the purchase and sale primarily of foreign securities. The Company executes and clears all of these trades through the Parent. These trades are settled on a delivery versus payment basis.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company records all securities transactions on a trade-date basis. The Parent pays the Company a fee equivalent to the expenses incurred plus ten percent.

Depreciation is provided on a straight-line basis using estimated useful lives of the related assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3. REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2013, the Company

NOTE 3. REGULATORY REQUIREMENTS (continued)

had net capital (as defined) of $8,192,927 which was $7,942,927 in excess of the required minimum net capital of $250,000.

The Company operates as an introducing broker by clearing all transactions with and for customers through the Parent and a U.S. introducing broker and claims exemption under section (k)(2)(i) of Rule 15c3-3.

NOTE 4. INCOME TAXES

Significant components of the income tax expense are as follows:

Current Tax	Amount
FED	$ 420,464
NYS	131,962
NYC	136,979
Total Current Tax	689,405
Deferred Tax	
FED	(124,484)
NYS	(34,460)
NYC	(38,769)
Total Deferred Tax	(197,713)
Total Taxes	$ 491,692

The statutory rate differs from the effective rate primarily due to the effects of state and local taxes.

The deferred tax asset primarily represents the difference between the accrual and cash basis of reporting and differences between book and tax depreciation.

NOTE 5. EQUIPMENT AND LEASEHOLD IMPROVEMENTS

The Company had the following equipment, leasehold improvements and related accumulated depreciation and amortization at December 31, 2013:

	Cost
Leasehold improvements	$ 183,420
Office equipment	451,661
Software	48,118
Less: accumulated depreciation and amortization	(637,144)
Net equipment and leasehold improvements	$ 46,055

Depreciation expense for the year ended December 31, 2013 was $18,447.

NOTE 6. COMMITMENTS AND CONTINGENCIES

The company leases office space under a non-cancelable operating lease. The lease, which was to expire in June 2010, was extended until June 2015. The following is a schedule of future minimum lease payments:

Year Ending December 31	Amount
2014	$ 237,640
2015	118,820
Total	$ 356,460

Rent expense for the year ended December 31, 2013 under this lease was $232,417, and is included in rent on the Statement of Income.

The Company had no underwriting commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2013 or during the year then ended.

NOTE 7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company is engaged in various brokerage activities whose counterparties are primarily institutions. In the normal course of business, the Company is involved in the execution and settlement of various foreign securities transactions.

The Company clears all domestic customer transactions through a clearing broker on a "fully disclosed" basis. Pursuant to the terms of the agreement with the clearing broker, the clearing broker may charge the Company for counterparty nonperformance. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2013, the Company has recorded no liabilities with regard to the right.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

The Company is subject to credit risk should the clearing broker be unable to repay the balance reflected on the statement of financial condition. The carrying value approximates the fair value, as the balance is short-term and interest bearing. The Company monitors the credit standing of the clearing broker.

NOTE 8. RELATED PARTY TRANSACTIONS

The Company is paid a service fee by an affiliate based upon total expenses incurred. For the year ended December 31, 2013 the service fee earned was $4,958,781.

NOTE 9. GUARANTEES

FASB ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying value (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

NOTE 9. GUARANTEES (continued)

The Company has issued no guarantees at December 31, 2013 or during the year then ended.

NOTE 10. SUBSEQUENT EVENTS

Subsequent events have been evaluated and no events have been identified which require disclosure.